(202) 828-3568 sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

April 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed March 9, 2010
File No. 333-163867

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company") dated March 15, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1.  Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

1.           Accompanying this letter we have filed Pre-Amendment No. 2 to the above-referenced filing (“Amendment No. 2”).  In Amendment No. 2 we have added disclosure in the “Plan of Distribution” section on page 14 (which section was called “Underwriting” in the prior filing) and elsewhere to provide the balance of the required information not previously provided.

Staff Comment 2.   Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter that you have received from FINRA.

2.           We will provide this information when available.

About This Prospectus

Staff Comment 3.  Notwithstanding the representation made in response to prior comment 1 that you revised the language in this section to remove the reference to a shelf registration, this section's first two sentences continue to refer to a shelf registration.  Please revise.

3.           We have revised the language in “About This Prospectus” to delete the balance of the references to a shelf registration.

Undertakings, page II-11

Staff Comment 4.  The undertakings under subparagraphs (i), (ii), and (iii) of paragraph (a)(1) are inapplicable to this offering since it is not a Rule 415 offering. Please revise to include the proper undertakings related to your offering.

4.           We have revised the undertakings on page II-12 to provide undertakings appropriate to the offering set forth in the above-referenced filing.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.